Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2023

The principal balances and results accumulated for the period ending August 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,613,392
Loans and accounts receivables from customers and banks, net	38,354,312
Loans and accounts receivables from customers at fair value, net	97,778
Financial instruments	11,924,620
Financial derivative contracts	11,219,254
Other asset ítems	5,464,497
Total assets	**69,673,853**

Principal liabilities	MCh$
Deposits and other demand liabilities	12,783,703
Time deposits and other time liabilities	15,630,222
Issued debt and regulatory capital instruments	10,142,628
Financial derivative contracts	12,594,058
Other liabilities ítems	14,239,915
Total equity	4,283,327
Total liabilities and Equity	**69,673,853**

Equity attributable to:	
Equity holders of the Bank	4,160,093
Non-controlling interest	123,234

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	656,145
Net fee and commission income	350,410
Result from financial operations	220,211
Total operating income	**1,226,766**
Provision for loan losses	(311,437)
Support expenses	(579,672)
Other results	4,081
Income before tax	**339,738**
Income tax expense	(32,207)
Net income for the period	**307,531**

Attributable to:	
Equity holders of the Bank	294,453
Non-controlling interest	13,078

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de agosto de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.613.392
Créditos y cuentas por cobrar a clientes y bancos	38.354.312
Créditos y cuentas por cobrar a clientes a valor razonable	97.778
Instrumentos financieros	11.924.620
Contratos de derivados financieros	11.219.254
Otros rubros del activo	5.464.497
Total Activos	**69.673.853**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.783.703
Depósitos y otras captaciones a plazo	15.630.222
Instrumentos de deuda y capital regulatorio emitidos	10.142.628
Contratos de derivados financieros	12.594.058
Otros rubros del pasivo	14.239.915
Total patrimonio	4.283.327
Total Pasivos y Patrimonio	**69.673.853**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.160.093
Interés no controlador	123.234

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	656.145
Ingresos neto de comisiones	350.410
Resultado de operaciones financieras	220.211
Total ingresos operacionales	**1.226.766**
Gasto de pérdidas crediticias	(311.437)
Gastos de apoyo	(579.672)
Otros resultados	4.081
Resultado antes de impuesto	**339.738**
Impuesto a la renta	(32.207)
Utilidad consolidada del periodo	**307.531**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	294.453
Interés no controlador	13.078

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.